4C-112

Articles of Amendment
of Articles of Incorporation of
CyberStar Computer Corporation

I Richard Pomije, the President of CyberStar Computer Corporation, a Minnesota corporation, do hereby certify that by resolutions of the sole director of said corporation effective as of January 7, 1998, the following resolutions were adopted in writing by the sole director, pursuant to Minnesota Statutes, Chapter 302A:

RESOLVED, that Article VI of the Articles of Incorporation of this corporation shall be amended to read as follows:

Article VI

The aggregate number of shares that this corporation has the authority to issue is Nine Million Five Hundred Seventy-Six Thousand Five Hundred Seventy-Two (9,576,572), with a par value of One Cent ($0.01) per share.

IN WITNESS WHEREOF, I have hereto set my hand this 7th day of January, 1998.

[signature]
President

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

JAN 07 1998

[signature]
Secretary of State

1619973.02

064820